EXHIBIT 1.01
Federal Signal Corporation
Conflict Minerals Report
For The Year Ended December 31, 2017
Background
In recent years, there has been increased international attention toward certain minerals originating from the Democratic Republic of Congo and adjoining countries (“Covered Countries”) due, in part, to concerns that the exploitation and trade of these minerals is funding regional conflict and violence. In response, the Securities and Exchange Commission (the “SEC”), as mandated by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, implemented reporting and disclosure requirements related to tantalum, tin, tungsten and gold (collectively “Conflict Minerals”). The rules impose certain reporting obligations on public companies that manufacture, or contract to manufacture, products containing Conflict Minerals that are necessary to the functionality or production of the product.
This is the Conflict Minerals Report (the “Report”) of Federal Signal Corporation (“Federal Signal”, the “Company”, “we”, “us” or “our”) for calendar year 2017 in accordance with Rule 13p-1 (the “Rule”) and Form SD (“Form SD”) under the Securities Exchange Act of 1934 (the “1934 Act”). Please refer to the Rule, Form SD and the 1934 Act for definitions to capitalized terms used in this Report unless otherwise defined herein. The Report presented herein is not audited as such an audit is not required under the Rule at this time.
Company Overview
Federal Signal Corporation, founded in 1901, was reincorporated as a Delaware corporation in 1969. The Company designs, manufactures and supplies a suite of products and integrated solutions for municipal, governmental, industrial and commercial customers. The Company’s portfolio of products that it manufactures includes sewer cleaners, vacuum trucks, street sweepers, waterblasters, dump truck bodies, trailers, and safety and security systems, including technology-based products and solutions for the public safety market. Following the acquisition of substantially all of the assets and operations of Joe Johnson Equipment, Inc. and Joe Johnson Equipment (USA), Inc. (collectively “JJE”) in 2016, the Company also distributes and re-sells products manufactured by other companies, which include refuse and recycling collection vehicles, camera systems, ice resurfacing equipment and snow-removal equipment. In addition, we sell parts and provide service, repair, equipment rentals and training as part of a comprehensive offering to our customers. Federal Signal Corporation and its subsidiaries operate 14 principal manufacturing facilities in five countries around the world and provide products and integrated solutions to customers in all regions of the world. The Company purchases a wide variety of materials and fabricated components from around the world for use in the manufacture of its products, although the majority of its purchases in 2017 were from North American sources.
Products manufactured and supplied, and services rendered, by the Company are divided into two major operating segments: the Environmental Solutions Group and the Safety and Security Systems Group.
Environmental Solutions Group
Our Environmental Solutions Group is a leading manufacturer and supplier of a full range of street sweeper vehicles, sewer cleaner and vacuum loader trucks, hydro-excavation trucks and high-performance waterblasting equipment. The Group manufactures vehicles and equipment in the U.S. and Canada that are sold under the Elgin®, Vactor®, Guzzler®, WestechTM, and Jetstream® brand names. Products are sold to both municipal and industrial customers either through a dealer network or direct to service customers generally depending on the type and geographic location of the customer. The acquisition of JJE broadens the Environmental Solutions Group’s product offerings to include other products, such as refuse and recycling collection vehicles, camera systems, ice resurfacing equipment and snow-removal equipment manufactured and supplied by other companies.
Under the Elgin brand name, the Company sells a leading U.S. brand of street sweepers primarily designed for large-scale cleaning of curbed streets, parking lots and other paved surfaces utilizing mechanical sweeping, vacuum and recirculating air technology. Vactor is a leading manufacturer of vacuum trucks used to maintain sewer lines, catch basins and storm sewers, as well as hydro-excavation trucks to meet the need for safe and non-destructive excavation. Guzzler is a leader in industrial vacuum loaders used to manage industrial waste or recover and recycle valuable raw materials. Westech is a manufacturer of high-quality, rugged vacuum trucks. Jetstream manufactures high pressure waterblast equipment and accessories for commercial and industrial cleaning and maintenance operations.

In addition to equipment sales, the Group engages in the sale of parts, service and repair, equipment rentals and training as part of a complete offering to its customers under the FS SolutionsSM brand.
On June 2, 2017, the Company completed the acquisition of all of the outstanding shares of capital stock of GenNx/TBEI Intermediate Co., a Delaware corporation (collectively, with its subsidiaries, “TBEI”). TBEI is a leading U.S. manufacturer of dump truck bodies and trailers servicing maintenance and infrastructure end-markets. Products are sold to both municipal and industrial customers under the Ox Bodies®, Crysteel®, J-Craft®, Duraclass®, Rugby® and Travis® brand names. As permitted by Form SD, the Company has elected to delay the initial reporting on products manufactured by TBEI until the end of the first calendar year beginning no sooner than eight months after the effective date of the acquisition.
Safety and Security Systems Group
Our Safety and Security Systems Group is a leading manufacturer and supplier of comprehensive systems and products that law enforcement, fire rescue, emergency medical services, campuses, military facilities and industrial sites use to protect people and property. Offerings include systems for campus and community alerting, emergency vehicles, first responder interoperable communications and industrial communications, as well as municipal networked security. Specific products include vehicle lightbars and sirens, public warning sirens, general alarm systems, public address systems and public safety software. Products are sold under the Federal SignalTM, Federal Signal VAMA® and Victor® brand names. The Group operates manufacturing facilities in the U.S., Europe and South Africa.
Conflict Minerals Policy
The Company and its subsidiaries are committed to ensuring the safety, health and protection of people and the environment through the products we manufacture and the policies we follow. We promote these principles within our business practices, our code of conduct (including the code of conduct prescribed for our suppliers) and our Conflict Minerals policy. The preceding policies and other materials are available on our corporate website (https://www.federalsignal.com/corporate-governance).
Federal Signal’s Conflict Minerals policy and its supplier code of conduct reflect the Company’s commitment to the responsible sourcing of Conflict Minerals used in its products, and to avoiding the knowing use of Conflict Minerals in our products which directly or indirectly finance, benefit, provide support to, contribute to, assist with or facilitate armed conflict in the Covered Countries. If the Company determines that any supplier is violating this policy, we reserve the right to either suspend or discontinue the use of the supplier in a timely fashion or require the supplier to commit to a suitable corrective action or risk mitigation plan. Any supplier’s continued failure to adhere to Federal Signal’s policies and/or refusal on its part to address issues of concern may lead to suspension or termination of the Company’s business relationship with the supplier.
Supply Chain Due Diligence
Federal Signal conducted a reasonable country of origin inquiry and undertook due diligence to seek to determine the source and chain of custody of Conflict Minerals in the components and materials supplied to the Company that are contained in its products. Federal Signal designed its due diligence measures to be in conformity, in all material respects, with the internationally recognized due diligence framework in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and related supplements for each of the Conflict Minerals (the “OECD Guidance”).
Federal Signal does not directly purchase unrefined Conflict Minerals or any other raw metal ores from the Covered Countries or elsewhere. Rather, the Company purchases components that are used in the manufacture and assembly of its products. Thus, the Company is far removed from the sources of ore from which Conflict Minerals are produced and the smelters and refiners that process them, and has no first-hand information regarding either. The efforts undertaken by Federal Signal to identify the countries of origin of those metals reflect our circumstances and position in the supply chain, and we are dependent on our suppliers, and their suppliers in turn, and so on, to provide accurate and complete information regarding the source and chain of custody of Conflict Minerals in the components and materials supplied to the Company. The information available globally on the traceability and sourcing of these metals is limited at this time, and this situation is not unique to Federal Signal.
Summarized below is the five-step framework set forth in the OECD Guidance and the related due diligence process we undertook.
Step One: Establish a Strong Company Management System

a.	Internal engagement – We developed a training program for internal use to educate relevant employees on our Conflict Minerals program and reporting obligations.

b.
Conflict Minerals working group – We have established and maintain a cross-functional Conflict Minerals working group that includes employee representatives from each of our business groups’ supply chains, internal audit, finance and legal/compliance. The group is structured to administer the Company’s Conflict Minerals program and to ensure critical information, including the Company’s Conflict Minerals policy and annual questionnaire, reaches relevant suppliers. The group participates in monthly conference calls to (i) discuss progress regarding our reasonable country of origin inquiries to suppliers and due diligence efforts, (ii) address any questions or issues that arise during this process and (iii) consider legal developments concerning the SEC’s Conflict Minerals rule.

c.
Conflict Minerals policy – We have adopted a Conflict Minerals policy, and we have amended our supplier code of conduct to incorporate our expectations for our suppliers regarding (i) their responsibility to take reasonable and feasible measures to prevent Conflict Minerals from being included in the components they sell to Federal Signal unless the Conflict Minerals either did not originate from a Covered Country or the sourcing of the Conflict Minerals did not directly or indirectly finance or benefit armed militant groups in the region of the Covered Countries, (ii) their obligation to work with their respective suppliers to ascertain the presence of Conflict Minerals in their products and (iii) their obligation to respond to and return to Federal Signal our annual supplier questionnaire regarding the presence of Conflict Minerals in their products and to use reasonable and good faith efforts to determine the country of origin or processing facility for any such Conflict Minerals. Both policies reside on our corporate website and both will be reviewed and updated as necessary.

d.
Supplier engagement – Federal Signal provided educational materials to our queried suppliers, including information on the Conflict Minerals disclosure requirements as well as recommendations for developing, implementing and documenting a Conflict Minerals compliance program.

e.
Company-level grievance mechanism – As recommended by the OECD Guidance, we have a long-standing compliance hotline that is available as a grievance mechanism for, among other matters, Conflict Minerals issues, whereby callers can communicate concerns ultimately to our Chief Compliance Officer.

f.	Records management – Federal Signal maintains records relating to our Conflict Minerals program in accordance with our record retention guidelines.
Step Two: Identify and Assess Risk in the Supply Chain

a.
Identify suppliers – Members of our Conflict Minerals working group conducted an evaluation of the suppliers of the components for the products that we manufacture to identify the suppliers that would be in-scope for the risk assessment process. One business group surveyed all active direct suppliers of products except those who, based upon their manufacturing process, would likely not introduce any Conflict Minerals into the purchased products and components (e.g., injection-molded plastic, rubber, etc). Our other business group chose to survey direct suppliers based on the overall spend of that business, and ultimately surveyed the direct suppliers of a majority of the material goods purchased by that business.

b.
Conduct Reasonable Country of Origin Inquiry (“RCOI”) – We conducted a supply chain survey utilizing the Conflict Minerals Reporting Template (the “CMRT”) developed by the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative to query our suppliers about (i) the country of origin for any Conflict Mineral in products or materials that they supply, (ii) the smelter or refiner for any such Conflict Mineral, (iii) the supplier’s Conflict Minerals policy and (iv) the supplier’s engagement with its direct suppliers. Along with the CMRT, we sent our suppliers a letter with (1) background information on the SEC’s Conflict Minerals Rule and an explanation of the purpose of the CMRT, (2) website links for further information on the Rule and instructions regarding completion of the CMRT and (3) a notification that the Company had purchased a license for the iPoint software system to facilitate the reporting of information called for from the suppliers by the CMRT. We requested our suppliers to make similar inquiries of their suppliers and sub-suppliers as necessary in order to complete and return the CMRT to us for the products they sold to Federal Signal. We evaluated the responses from the templates submitted by our suppliers to determine our reporting status based on this RCOI.

c.
Completed additional follow-up – We contacted direct suppliers that did not respond to our request for Conflict Minerals information by the requested date and again requested that they complete the CMRT.

Step Three: Design and Implement a Strategy to Respond to Identified Risks

a.
Federal Signal maintains a risk mitigation strategy with the goal of reducing the extent of exposure to Conflict Minerals risks and the likelihood of their occurrence. We intend to continue to engage with our suppliers to improve the completeness and accuracy of the information provided to us in order to mitigate the risk that we inadvertently finance or benefit armed groups in the Covered Countries via Conflict Minerals within the products that we manufacture.

b.
As Federal Signal reviews supplier responses to the RCOI, known risks will be evaluated and opportunities to mitigate those and other risks will be assessed on an occurrence basis. We will continue to attempt to engage unresponsive suppliers and evaluate options for corrective actions.

c.	Additional fact finding, risk assessments and changes in circumstances will take place as part of the Company’s annual review of its Conflict Minerals compliance program.
Step Four: Carry Out Independent Third Party Audit of Smelter/Refiner’s Due Diligence Practices
Federal Signal does not perform direct audits of Conflict Minerals smelters and refiners within its supply chain since it is a downstream consumer and is many steps removed from smelters and refiners that provide minerals and ores.
Step Five: Report on Supply Chain Due Diligence
We file a Form SD and Conflict Minerals Report with the SEC on an annual basis. Our Form SD and Conflict Minerals Report are also available on our corporate website (https://www.federalsignal.com/corporate-governance).
Due Diligence Results
Because of the diversity of our products and the global nature of our supply chain, we rely on our suppliers to provide us with information about the source and content of components that we purchase from them and incorporate into our products. Factors that affect the accuracy of CMRT supplier-provided information, which in turn can affect the accuracy of our Report, include, but are not limited to, incomplete supplier data or smelter data, errors or omissions by suppliers or smelters, evolving certifications of smelters, incomplete information from industry or other third-party sources, and other issues. Thus, as a downstream purchaser of Conflict Minerals, our due diligence measures can provide reasonable, but not absolute, assurance regarding the country of origin of the Conflict Minerals.
Despite additional efforts to follow-up with suppliers who did not initially respond, we still have not received responses from many surveyed suppliers. The form and content of survey responses varied, and of the suppliers who did respond, we noted varying degrees of cooperation and encountered many challenges in obtaining and analyzing the information we requested:

a.
Many of our suppliers are either private companies or international companies not subject to the Rule. While some such suppliers choose to respond to the CMRT survey, others chose not to do so. The latter group can include small private companies which may lack the inclination, resources or sophistication to commit to collect, in whole or in part, the information requested by the CMRT. This group can also include large manufacturers not subject to the Rule.

b.
Almost all of our direct suppliers are many levels removed in the supply chain from the mining and smelting of the Conflict Minerals. Some of our suppliers are similar to us in that they are waiting on their direct suppliers to provide them with definitive declarations, and their direct suppliers are awaiting definitive declarations from their direct suppliers, and so on.

c.
Most supplier declarations we received have been at a company or division level rather than at a level directly relating to a supplier’s part or component number that we incorporate into our products. Unless a supplier can provide a declaration that either (i) all of the products they sell are or are not free of Conflict Minerals or (ii) the specific products they sell to us are or are not free of Conflict Minerals, we are unable to determine whether the Conflict Minerals that the supplier reported were contained within the components of our products or validate that any identified smelter or refiner was actually in our supply chain. In our due diligence, we received declarations indicating a smelter sourced Conflict Minerals from a Covered Country; however, since the suppliers in question may sell hundreds or thousands of different products to hundreds or thousands of different customers and provided a “company” level declaration, we have no means of determining whether or not the specific products we buy from them contain such Conflict Minerals.

d.
Some declarations indicating the presence of the Conflict Minerals do not include a smelter listing, and when a smelter listing is provided, it may contain duplications and data may be missing. Some of the declarations we received indicated that somewhere in the supply chain, materials were purchased from a smelter which reported sourcing Conflict Minerals from a Covered Country, but may not have provided any further information with respect to the identity or conflict-free status of the supplier or the smelter in question.

e.	Some suppliers returned declarations that were in an improper format or otherwise completed in a manner that rendered them unloadable to the Company’s third-party software program.

f.
Some of our suppliers are parts distributors who source a wide variety of parts from thousands of suppliers and sell to an even greater number of customers. Some of these distributors who are not subject to the Rule have stated that the Rule does not apply to them.

Based on our reasonable and good-faith RCOI and due diligence efforts, Federal Signal is unable to determine with certainty the country of origin of all Conflict Minerals in our products, the mine or source of their origin or the facilities and smelters used to process them.
Future Steps to Mitigate Risk
We expect to undertake certain steps to further mitigate the risk that the Conflict Minerals in our products could benefit armed groups in a Covered Country:

a.
Continue to communicate our expectations regarding Conflict Minerals to our direct suppliers, and to engage with them in an effort to increase the response rate to the CMRT survey as well as the quality of information received from surveyed suppliers;

b.	Assess the introduction of a Conflict Minerals query to new suppliers at the new supplier on-boarding stage;

c.	Attempt to incorporate requirements related to Conflict Minerals in supplier contracts; and

d.	Encourage our suppliers to use smelters and refiners that have been certified as Conflict Minerals free.